Exhibit 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM 1 – NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

ITEM 2 – DATE OF MATERIAL CHANGE

January 14, 2013

ITEM 3 – NEWS RELEASE

A news release describing this material change was issued on January 14, 2013 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 – SUMMARY OF MATERIAL CHANGE

On January 14, 2013, Theratechnologies Inc. (the “Company”) announced its intent to voluntarily delist its common shares from the NASDAQ Global Market (“NASDAQ”).

ITEM 5 – FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On January 14, 2013, the Company announced its intent to voluntarily delist its common shares from NASDAQ.

On August 7, 2012, the Company received a letter from NASDAQ stating that for the prior 30 consecutive business days, the bid price of its common shares had closed below the minimum $1.00 per share requirement for continued listing on the NASDAQ. The letter further stated that the Company had been provided a period of 180 calendar days, or until February 4, 2013, to regain compliance. The Company is currently not in compliance with such minimum bid price requirement.

The voluntary decision to delist from NASDAQ was taken following the Board of Director’s detailed review of numerous factors including: the aforementioned NASDAQ letter, the applicable NASDAQ rules and regulations, the benefits generated by the maintenance of the listing, the current Company’s share price, the obligation to proceed with a reverse stock-split to maintain the listing, the effect on the Company’s share price and shareholdings to proceed with a reverse stock split and the fact that the Company’s common shares will continue trading on the Toronto Stock Exchange under the symbol “TH”. Based on the foregoing factors, the Company no longer sees sufficient value in maintaining its listing on NASDAQ.

The Company intends to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about January 24, 2013 to commence the NASDAQ delisting process. It is expected that the delisting will take effect as of the close of trading in New York, N.Y, on February 4, 2013. Following delisting, the Company’s common shares will no longer trade on NASDAQ under the symbol “THER” but will continue trading on the Toronto Stock Exchange under the symbol “TH”.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 – RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 – OMITTED INFORMATION

Not applicable.

ITEM 8 – EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

ITEM 9 – DATE OF REPORT

January 14, 2013.